SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                               Weis Markets, Inc.
                     ---------------------------------------
                                (Name of Issuer)


                           COMMON STOCK, NO PAR VALUE
                     ---------------------------------------
                         (Title of Class of Securities)


                                   948849-104
                     ---------------------------------------
                                 (CUSIP Number)


                             Edward D. Herlihy, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                     ---------------------------------------
                  Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 30, 1999
                     ---------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), Section 240.13d-1(f) or Section 240.13d-1(g), check the following box: [X]+

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

+ Each of Michael M. Apfelbaum and Sidney Apfelbaum have previously filed a statement on Schedule 13G made pursuant to Rule 13d-1(c).

CUSIP NO. 948849-104     Schedule 13D/A      Page 2 of 25

  -----------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Weis Family Holdings, L.P.
         I.R.S. I.D. No. 51-0390495
  -----------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
  -----------------------------------------------------------------------------
  3      SEC USE ONLY
  -----------------------------------------------------------------------------
  4      SOURCE OF FUNDS
         OO
  -----------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                [ ]
  -----------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
  -----------------------------------------------------------------------------
          NUMBER OF         7     SOLE VOTING POWER

           SHARES

        BENEFICIALLY

          OWNED BY

            EACH

          REPORTING

           PERSON

            WITH
                                  8,087,773
                            ---------------------------------------------------
                            8     SHARED VOTING POWER
                                  0
                            ---------------------------------------------------
                            9     SOLE DISPOSITIVE POWER
                                  8,087,773
                            ---------------------------------------------------
                            10    SHARED DISPOSITIVE POWER
                                  0
  -----------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         17,090,626 shares of Common Stock*
  -----------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                            [ ]
  -----------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         41%*
  -----------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         PN
  -----------------------------------------------------------------------------

*     Together with the other Reporting Persons.

CUSIP NO. 948849-104     Schedule 13D/A      Page 3 of 25

  -----------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Weis Family Holdings, L.L.C.
         I.R.S. I.D. No. 51-0390495
  -----------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
  -----------------------------------------------------------------------------
  3      SEC USE ONLY
  -----------------------------------------------------------------------------
  4      SOURCE OF FUNDS
         OO
  -----------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                [ ]
  -----------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
  -----------------------------------------------------------------------------
          NUMBER OF         7     SOLE VOTING POWER

           SHARES

        BENEFICIALLY

          OWNED BY

            EACH

          REPORTING

           PERSON

            WITH
                                  8,087,773
                            ---------------------------------------------------
                            8     SHARED VOTING POWER
                                  0
                            ---------------------------------------------------
                            9     SOLE DISPOSITIVE POWER
                                  8,087,773
                            ---------------------------------------------------
                            10    SHARED DISPOSITIVE POWER
                                  0
  -----------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         17,090,626 shares of Common Stock*
  -----------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                            [ ]
  -----------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         41%*
  -----------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         OO
  -----------------------------------------------------------------------------

*     Together with the other Reporting Persons.

CUSIP NO. 948849-104     Schedule 13D/A      Page 4 of 25

  -----------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Janet C. Weis
  -----------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
  -----------------------------------------------------------------------------
  3      SEC USE ONLY
  -----------------------------------------------------------------------------
  4      SOURCE OF FUNDS
         OO
  -----------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                [ ]
  -----------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
  -----------------------------------------------------------------------------
          NUMBER OF         7     SOLE VOTING POWER

           SHARES

        BENEFICIALLY

          OWNED BY

            EACH

          REPORTING

           PERSON

            WITH
                                  8,132,411
                            ---------------------------------------------------
                            8     SHARED VOTING POWER
                                  0
                            ---------------------------------------------------
                            9     SOLE DISPOSITIVE POWER
                                  8,132,411
                            ---------------------------------------------------
                            10    SHARED DISPOSITIVE POWER
                                  0
  -----------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         17,090,626 shares of Common Stock*
  -----------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                            [ ]
  -----------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         41%*
  -----------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         IN
  -----------------------------------------------------------------------------

*     Together with the other Reporting Persons.

CUSIP NO. 948849-104     Schedule 13D/A      Page 5 of 25

  -----------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Michael M. Apfelbaum
  -----------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
  -----------------------------------------------------------------------------
  3      SEC USE ONLY
  -----------------------------------------------------------------------------
  4      SOURCE OF FUNDS
         OO
  -----------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                [ ]
  -----------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
  -----------------------------------------------------------------------------
          NUMBER OF         7     SOLE VOTING POWER

           SHARES

        BENEFICIALLY

          OWNED BY

            EACH

          REPORTING

           PERSON

            WITH
                                  27,064
                            ---------------------------------------------------
                            8     SHARED VOTING POWER
                                  3,781,945
                            ---------------------------------------------------
                            9     SOLE DISPOSITIVE POWER
                                  3,088
                            ---------------------------------------------------
                            10    SHARED DISPOSITIVE POWER
                                  3,781,945
  -----------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         17,090,626 shares of Common Stock*
  -----------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                            [ ]
  -----------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         41%*
  -----------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         IN
  -----------------------------------------------------------------------------

*     Together with the other Reporting Persons.

CUSIP NO. 948849-104     Schedule 13D/A      Page 6 of 25

  -----------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Sidney Apfelbaum
  -----------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
  -----------------------------------------------------------------------------
  3      SEC USE ONLY
  -----------------------------------------------------------------------------
  4      SOURCE OF FUNDS
         OO
  -----------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                [ ]
  -----------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
  -----------------------------------------------------------------------------
          NUMBER OF         7     SOLE VOTING POWER

           SHARES

        BENEFICIALLY

          OWNED BY

            EACH

          REPORTING

           PERSON

            WITH
                                  2,409,313
                            ---------------------------------------------------
                            8     SHARED VOTING POWER
                                  165,614
                            ---------------------------------------------------
                            9     SOLE DISPOSITIVE POWER
                                  2,409,313
                            ---------------------------------------------------
                            10    SHARED DISPOSITIVE POWER
                                  189,590
  -----------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         17,090,626 shares of Common Stock*
  -----------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                            [ ]
  -----------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         41%*
  -----------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         IN
  -----------------------------------------------------------------------------

*     Together with the other Reporting Persons.

CUSIP NO. 948849-104     Schedule 13D/A      Page 7 of 25

  -----------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Susan Weis Mindel
  -----------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
  -----------------------------------------------------------------------------
  3      SEC USE ONLY
  -----------------------------------------------------------------------------
  4      SOURCE OF FUNDS
         OO
  -----------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                [ ]
  -----------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
  -----------------------------------------------------------------------------
          NUMBER OF         7     SOLE VOTING POWER

           SHARES

        BENEFICIALLY

          OWNED BY

            EACH

          REPORTING

           PERSON

            WITH
                                  724,085
                            ---------------------------------------------------
                            8     SHARED VOTING POWER
                                  2,766,131
                            ---------------------------------------------------
                            9     SOLE DISPOSITIVE POWER
                                  724,085
                            ---------------------------------------------------
                            10    SHARED DISPOSITIVE POWER
                                  2,766,131
  -----------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         17,090,626 shares of Common Stock*
  -----------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                            [ ]
  -----------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         41%*
  -----------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         IN
  -----------------------------------------------------------------------------

*     Together with the other Reporting Persons.

CUSIP NO. 948849-104     Schedule 13D/A      Page 8 of 25

  -----------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Joel S. Mindel
  -----------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
  -----------------------------------------------------------------------------
  3      SEC USE ONLY
  -----------------------------------------------------------------------------
  4      SOURCE OF FUNDS
         OO
  -----------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                [ ]
  -----------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
  -----------------------------------------------------------------------------
          NUMBER OF         7     SOLE VOTING POWER

           SHARES

        BENEFICIALLY

          OWNED BY

            EACH

          REPORTING

           PERSON

            WITH
                                  12,150
                            ---------------------------------------------------
                            8     SHARED VOTING POWER
                                  0
                            ---------------------------------------------------
                            9     SOLE DISPOSITIVE POWER
                                  12,150
                            ---------------------------------------------------
                            10    SHARED DISPOSITIVE POWER
                                  0
  -----------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         17,090,626 shares of Common Stock*
  -----------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                            [ ]
  -----------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         41%*
  -----------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         IN
  -----------------------------------------------------------------------------

*     Together with the other Reporting Persons.

CUSIP NO. 948849-104     Schedule 13D/A      Page 9 of 25

  -----------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Nancy Weis Wender
  -----------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
  -----------------------------------------------------------------------------
  3      SEC USE ONLY
  -----------------------------------------------------------------------------
  4      SOURCE OF FUNDS
         OO
  -----------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                [ ]
  -----------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
  -----------------------------------------------------------------------------
          NUMBER OF         7     SOLE VOTING POWER

           SHARES

        BENEFICIALLY

          OWNED BY

            EACH

          REPORTING

           PERSON

            WITH
                                  727,528
                            ---------------------------------------------------
                            8     SHARED VOTING POWER
                                  2,653,935
                            ---------------------------------------------------
                            9     SOLE DISPOSITIVE POWER
                                  727,528
                            ---------------------------------------------------
                            10    SHARED DISPOSITIVE POWER
                                  2,653,935
  -----------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         17,090,626 shares of Common Stock*
  -----------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                            [ ]
  -----------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         41%*
  -----------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         IN
  -----------------------------------------------------------------------------

*     Together with the other Reporting Persons.

CUSIP NO. 948849-104     Schedule 13D/A      Page 10 of 25

  -----------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Ellen Weis Goldstein
  -----------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
  -----------------------------------------------------------------------------
  3      SEC USE ONLY
  -----------------------------------------------------------------------------
  4      SOURCE OF FUNDS
         OO
  -----------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                [ ]
  -----------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
  -----------------------------------------------------------------------------
          NUMBER OF         7     SOLE VOTING POWER

           SHARES

        BENEFICIALLY

          OWNED BY

            EACH

          REPORTING

           PERSON

            WITH
                                  737,444
                            ---------------------------------------------------
                            8     SHARED VOTING POWER
                                  2,736,317
                            ---------------------------------------------------
                            9     SOLE DISPOSITIVE POWER
                                  737,444
                            ---------------------------------------------------
                            10    SHARED DISPOSITIVE POWER
                                  2,736,317
  -----------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         17,090,626 shares of Common Stock*
  -----------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                            [ ]
  -----------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         41%*
  -----------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         IN
  -----------------------------------------------------------------------------

*     Together with the other Reporting Persons.

CUSIP NO. 948849-104     Schedule 13D/A      Page 11 of 25

  -----------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Joseph I. Goldstein
  -----------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
  -----------------------------------------------------------------------------
  3      SEC USE ONLY
  -----------------------------------------------------------------------------
  4      SOURCE OF FUNDS
         OO
  -----------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                [ ]
  -----------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
  -----------------------------------------------------------------------------
          NUMBER OF         7     SOLE VOTING POWER

           SHARES

        BENEFICIALLY

          OWNED BY

            EACH

          REPORTING

           PERSON

            WITH
                                  5,542
                            ---------------------------------------------------
                            8     SHARED VOTING POWER
                                  4,555
                            ---------------------------------------------------
                            9     SOLE DISPOSITIVE POWER
                                  5,542
                            ---------------------------------------------------
                            10    SHARED DISPOSITIVE POWER
                                  4,555
  -----------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         17,090,626 shares of Common Stock*
  -----------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                            [ ]
  -----------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         41%*
  -----------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         IN
  -----------------------------------------------------------------------------

*     Together with the other Reporting Persons.

CUSIP NO. 948849-104     Schedule 13D/A      Page 12 of 25


                               AMENDMENT NO. 1 TO
                            STATEMENT ON SCHEDULE 13D


     Reference is made to the Statement on Schedule 13D (the "Schedule 13D") filed on May 28, 1999 by Janet C. Weis ("Janet Weis"), Weis Family Holdings, L.P. ("WFHLP") and Weis Family Holdings, L.L.C. ("WFHLLC"), the Statement on
Schedule 13G filed on December 28, 1998 by Michael M. Apfelbaum ("Michael Apfelbaum"), as amended, and the Statement on Schedule 13G filed on December 18, 1998 by Sidney Apfelbaum, as amended, with respect to their beneficial ownership of the common stock, no par value ("Common Stock"), of Weis Markets, Inc., a Pennsylvania corporation (the "Issuer"). This Schedule 13D/A, as appropriate, amends or supersedes those previously filed statements.

Item 1.     Security and Issuer.

     This Schedule 13D/A relates to the Common Stock of the Issuer. The address of the Issuer's principal executive offices is 1000 South Second Street, Sunbury, PA 17801.

Item 2.     Identity and Background.

(a) The names, and jurisdictions of organization, if applicable, of the persons filing on this Schedule 13D/A (collectively, the "Reporting Persons") are:

     (i)       WFHLP, a Delaware limited partnership.
     (ii) WFHLLC, a Delaware limited liability company, and general partner of WFHLP.
     (iii)     Janet Weis, an individual and sole manager of WFHLLC.
     (iv) Michael Apfelbaum, an individual, co-trustee of the Claire Gross Weis Deed of Trust and the individual trusts thereunder of which Susan Weis Mindel, Nancy Weis Wender and/or Ellen Weis Goldstein are beneficiaries (collectively, the "Claire Weis Trusts"), and trustee of certain Apfelbaum family trusts.
     (v) Sidney Apfelbaum, an individual, and co-trustee of the Charles B. Degenstein Foundation Charitable Deed of Trust (the "Charles Degenstein Foundation"), the Jane Zweifler Trust, the Walter Zweifler Trust, the Zweifler Family Trust (collectively, the "Zweifler Family Trusts"), the Lore Degenstein QTIP Trust and the Lore Degenstein Charitable Remainder Unitrust (together, the "Lore Degenstein Trusts").
     (vi) Susan Weis Mindel, an individual, co-trustee of the Janet C. Weis 1997 Charitable Remainder Unitrust, the Janet C. Weis 1997 Charitable Lead Unitrust, the Janet C. Weis Grantor Retained Annuity Trust #3 and the Janet C. Weis Grantor Retained Annuity Trust #4 (collectively, the "Janet Weis Trusts"), certain of the Claire Weis Trusts and of certain trusts for the benefit of her children.
     (vii)     Joel S. Mindel, an individual.
     (viii) Nancy Weis Wender, an individual, co-trustee of the Janet Weis Trusts and certain of the Claire Weis Trusts.
     (ix) Ellen Weis Goldstein, an individual, co-trustee of the Janet Weis Trusts, certain of the Claire Weis Trusts and of certain trusts for the benefit of her children.
     (x)       Joseph Goldstein, an individual.

CUSIP NO. 948849-104     Schedule 13D/A      Page 13 of 25

     Additional information concerning the Reporting Persons is contained in
     Item 4. below.

(b) The business addresses, or principal offices, of the Reporting Persons are:

     (i) WFHLP, c/o Mellon Bank (DE) National Association, 919 North Market Street, Suite 200, Wilmington, DE 19801
     (ii) WFHLLC, c/o Mellon Bank (DE) National Association, 919 North Market Street, Suite 200, Wilmington, DE 19801
     (iii)     Janet Weis, c/o 43 South Fifth Street, Sunbury, PA  17801
     (iv) Michael Apfelbaum, Apfelbaum, Apfelbaum & Apfelbaum, 43 South Fifth Street, Sunbury, PA 17801
     (v) Sidney Apfelbaum, Apfelbaum, Apfelbaum & Apfelbaum, 43 South Fifth Street, Sunbury, PA 17801
     (vi)      Susan Weis Mindel, c/o 43 South Fifth Street, Sunbury, PA  17801.
     (vii)     Joel S. Mindel, 43 South Fifth Street, Sunbury, PA  17801.
     (viii)    Nancy Weis Wender, c/o 43 South Fifth Street, Sunbury, PA  17801.
     (ix)      Ellen Weis Goldstein, c/o 43 South Fifth Street, Sunbury, PA
               17801.
     (x) Joseph I. Goldstein, Kirkpatrick & Lockhart, LLP, 1800 Massachusetts Avenue, N.W., Washington, DC 20036-1800.

(c) The principal occupation of the natural persons, and the principal business of the other persons, who are Reporting Persons are:

     (i) WFHLP is principally engaged in holding Common Stock of the Issuer;
     (ii)      WFHLLC is principally engaged in managing the affairs of WFHLP;
     (iii) Janet Weis' principal occupation is that of a homemaker, philanthropist and author. Janet Weiss is manager of WFHLLC;
     (iv) Michael Apfelbaum's principal occupation is the practice of law, and he is also a director of the Issuer;
     (v)       Sidney Apfelbaum's principal occupation is the practice of law.
     (vi)      Susan Weis Mindel, a consultant;
     (vii) Joel S. Mindel's principal occupation is the practice of medicine;
     (viii) Nancy Weis Wender's principal occupation is that of a clinical counselor;
     (ix)      Ellen Weis Goldstein is a graduate student; and
     (x) Joseph I. Goldstein's principal occupation is the practice of law, and he is also a director of the Issuer.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

CUSIP NO. 948849-104     Schedule 13D/A      Page 14 of 25

(f)   The citizenship of each of the Reporting Persons is of the United
      States.

Item 3.     Source of Funds.

      Except as set forth below, the shares of Common Stock were not purchased but were acquired by the Reporting Persons through their becoming trustees or co-trustees of the various trusts or foundations identified in Item 2., through gifts from family members or testamentary dispositions from the estates of the founders of the Issuer or descendants of such founders or their family members or through participation in the Issuer's dividend reinvestment plan. The circumstances under which WFHLP and WFHLLC may be deemed to have acquired beneficial ownership of shares of Common Stock are described on the Schedule 13D filed by such entities dated May 28, 1999. Janet C. Weis previously purchased 6,500 shares of Common Stock from the Charles and Betty Degenstein Foundation (First National Trust Bank, Trustee), using her own funds, for approximately $227,500, and 7,500 shares of Common Stock from the Lee Degenstein Trust (Sidney Apfelbaum, Walter Zweifler and Mellon Bank, N.A., trustees), using her own funds, for approximately $272,800. Various other Reporting Persons have previously purchased shares of Common Stock from time to time in the past, in each case using their own funds, for an aggregate amount not in excess of $200,000.

Item 4.     Purpose of Transaction.

      The Reporting Persons have been the beneficial owners of a significant portion of the Issuer's outstanding Common Stock for a number of years. Such shares were acquired in large part through gift and bequest from the late Sigmund Weis, a co-founder of the Issuer, and his heirs. Janet Weis is the daughter-in-law of Sigmund Weis, and the wife of Sigmund Weis' son, the late Sigfried Weis, a former Chairman of the Board and President of the Issuer. Michael Apfelbaum, a director of the Issuer, and Sidney Apfelbaum, Michael Apfelbaum's father, each act as co-trustees of trusts relating to the estates of Sigmund Weis or other of his descendants and their spouses. Michael Apfelbaum is a co-trustee of the Claire Weis Trust and Sidney Apfelbaum is a co-trustee of the Charles Degenstein Foundation. Claire Weis was Sigmund Weis' wife, Claire Degenstein his daughter and Charles B. Degenstein his son-in-law. Janet Weis' daughters, Ellen Weis Goldstein, Nancy Weis Wender and Susan Weis Mindel, and certain of their children, hold interests in WFHLP and WFHLLC and may be deemed to beneficially own other Common Stock held by a number of family trusts of which they are co-trustees. Ellen Weis Goldstein is married to Joseph I. Goldstein, a director of the Issuer.

      The Reporting Persons beneficially own an aggregate of approximately 41% of the outstanding Common Stock (based on the total shares of Common Stock outstanding as of September 25, 1999 as reported by the Issuer in its Quarterly Report on Form 10-Q for the period then ended). The Reporting Persons believe that approximately 20% of the Issuer's outstanding Common Stock is held by public shareholders who are unrelated to the Weis family, and that the remaining shares are held by descendents of the late Harry Weis, a co-founder of the Issuer and Sigmund Weis' brother.

      The Reporting Persons believe that the Issuer is not taking sufficient steps to enhance the value and liquidity of the Common Stock and to protect shareholder interests against rapidly developing trends in the Issuer's industry. Certain of the Reporting Persons have from time to time in the past in their own individual capacity expressed this sentiment to the Issuer, but no

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CUSIP NO. 948849-104     Schedule 13D/A      Page 15 of 25

affirmative steps have been taken by the Issuer in response (other than informal overtures to certain of such individuals from time to time by representatives of the Issuer concerning the possibility that the Issuer might be willing to purchase a portion of their shares at an indeterminate price that was generally suggested to be approximately equal to the then market price of such shares). Such individuals have chosen not to pursue such overtures and instead have from time to time urged representatives of the Issuer to consider steps to maximize shareholder value including by engaging in discussions with industry participants who have from time to time expressed an interest in pursuing a possible strategic transaction with the Issuer.

      The Reporting Persons believe that the trends toward larger, more efficient competitors and new delivery and customer service channels have significant competitive implications for the Issuer that could affect the future performance of the Common Stock, and are concerned that the Issuer has not adequately articulated a strategy for maximizing shareholder value in view of these challenges and opportunities.

      The Reporting Persons have recently engaged Salomon Smith Barney ("SSB") to act as their financial advisor and to assist the Reporting Persons in obtaining increased liquidity and value for their shares. Based upon the advice they have received from SSB, the Reporting Persons believe that the value that shareholders could receive in a sale or merger transaction involving the Issuer is likely to be substantially in excess of the current trading range of the Common Stock and that there would likely be strong interest by potential acquirers in the Issuer. SSB has advised the Reporting Persons that, based upon its preliminary analysis of the Issuer using only publicly available information and without having conducted any solicitation of third-party interest, and relying upon recent merger and acquisition precedents in the retail grocery industry, it believes that a per share acquisition price in the range of $45 to $55 should reasonably be obtainable by the Issuer in the current market environment.

      The Reporting Persons do not believe that the Issuer is likely to pursue actions that are likely to result in the shareholders receiving this or equivalent value for their shares absent direct pressure from the Issuer's shareholders.

      The Reporting Persons are also concerned that the Issuer has not demonstrated a strong commitment to those corporate governance principles that would assure that the interests of all of the shareholders of the Issuer are fully and adequately represented on the Board. They believe that the current configuration of the Board, which includes four members out of seven who are officers of the Issuer (the "inside directors"), is inconsistent with the interests of the broad shareholder base which includes holders owning a substantial majority of the Issuer's outstanding shares whose interests are not directly aligned with those of the inside directors.

      The Reporting Persons would like the Issuer to undertake measures that will ensure that the composition of the Board of Directors better reflects all of the Issuer's shareholder constituencies and that the full value of the Issuer's shares is reflected in its share price and that greater liquidity is available to all shareholders. These measures include the following:

     (1) Changing the composition of the Board of Directors such that the Board contains equal representation of all members of the Weis

CUSIP NO. 948849-104     Schedule 13D/A      Page 16 of 25

            family, as well as a strong base of non-management directors, who together can represent the interests of all shareholders of the Issuer; and

     (2) Establishing a special committee of directors representative of all shareholder interests to consider and evaluate the strategic options available to the Issuer for maximizing shareholder value and providing enhanced liquidity to shareholders, including through possible business combination and merger transactions.

The Reporting Persons intend to request that the Issuer retain SSB to assist the Issuer and the special committee in its examination and pursuit of such alternatives. The Reporting Persons also believe that the Issuer's strong balance sheet (which is largely free of debt and includes approximately $400 million in cash and marketable securities on hand) can be used to provide the Issuer's shareholders with tangible short-term value, without adversely affecting the Issuer's previously commenced capital investment program, in the event that a sale process is not consummated.

      This Schedule 13D/A is being filed on the basis that certain actions that the Reporting Persons have taken, or may hereafter take, may be deemed sufficient to have the Reporting Persons be deemed, but the Reporting Persons do not hereby admit that they are, to be acting as a "group" under the Rules promulgated under Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act").

      In order to encourage the Issuer to take the actions specified above, the Reporting Persons have delivered a notice (the "Special Meeting Notice") pursuant to the Issuer's Bylaws requesting that the Issuer call a special meeting of the Issuer's shareholders. In this notice, the Reporting Persons have notified the Issuer that it is their intention to consider and adopt resolutions to reconstitute the membership of Issuer's Board of Directors to result in a board of directors that is representative of all shareholder constituencies by electing Michael M. Apfelbaum, John S. Furst, Joseph I. Goldstein and Jeffrey E. Perelman (the "Nominees") as four of the seven directors on the Board Board of Directors. These resolutions would also facilitate the re-election of Robert F. Weis, Norman S. Rich and Jonathan H. Weis, or in substitution therefor Richard
E. Shulman, to fill the remaining three seats on the Board of Directors. The Reporting Persons believe that this Board composition would fairly reflect all of the shareholder interests in the Issuer while providing a core of strong independent directors who can represent the interests of all of the Issuer's shareholders. The full text of the Special Meeting Notice, which is set forth in
Exhibit 99.2 to this Schedule 13D/A, is incorporated by reference herein.

      The Reporting Persons intend to indicate to the Issuer that, in lieu of proceeding with a special meeting of shareholders, they are willing to consider a process with the Issuer whereby their nominees would be added to a reconstituted Board of Directors that fully represents the interests of all shareholders of the Issuer, and a process would be commenced under the supervision of a special committee of directors that is fully representative of all such interests, and with the assistance of SSB, to explore the best strategic options for all shareholders to maximize the value and liquidity of their shares of Common Stock.

CUSIP NO. 948849-104     Schedule 13D/A      Page 17 of 25

      In connection with the filing of this Schedule 13D/A and the delivery of the Special Meeting Notice to the Issuer, the Reporting Persons have filed a press release, dated as of the date hereof. A copy of the press release is attached as Exhibit 99.4 hereto.

      The Reporting Persons intend to continue to evaluate their investment in the Common Stock based upon the business, financial condition, results of operations and prospects of the Issuer, as well as general economic, financial, and industry conditions, the securities markets and future trading prices in the general and those of the Common Stock in particular, other developments and other investment opportunities. The Reporting Persons reserve the right to change their plans and intentions with respect to their investment in the Issuer at any time, as they deem appropriate. In particular, any or all of the Reporting Persons may seek to dispose of all or a portion of such Reporting Person's current holdings of Common Stock or to acquire additional Common Stock or other equity securities of the Issuer. There can be no assurance that the Reporting Persons will decrease or increase their investment in the Issuer.

      Except as set forth above, the Reporting Persons have no present plans or intentions which would result in any of the matters set forth in items (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interests in Securities of the Issuer.

(a) As of the date hereof, the Reporting Persons beneficially own the following aggregate numbers of shares of Common Stock, representing the following percentages of the shares of Common Stock outstanding as of September 25, 1999 (as reported by the Issuer in its Quarterly Report on Form 10-Q for the period then ended):

      WFHLP                          8,087,773 shares, representing 19.4%
      WFHLLC                         8,087,773 shares, representing 19.4%
      Janet Weis                     8,132,411 shares, representing 19.5%
      Michael Apfelbaum              3,809,009 shares, representing  9.1%
      Sidney Apfelbaum               2,598,903 shares, representing  6.2%
      Susan Weis Mindel              3,490,216 shares, representing  8.3%
      Joel S. Mindel                    12,150 shares, representing 0.03%
      Nancy Weis Wender              3,381,463 shares, representing  8.1%
      Ellen Weis Goldstein           3,473,761 shares, representing  8.3%
      Joseph I. Goldstein               10,097 shares, representing 0.02%

      In the aggregate, the Reporting Persons as a group beneficially own 17,090,626 shares of Common Stock, representing approximately 41% of the shares of Common Stock outstanding as of September 25, 1999 (as reported by the Issuer in its Quarterly Report on Form 10-Q for the period then ended).

(b) As of the date hereof, the Reporting Persons had sole power to vote, shared power to vote, sole power to dispose and shared power to dispose the following shares of Common Stock, and shared such power with the persons set forth below:

      WFHLP:

               Sole voting power                    8,087,773
               Shared voting power                          0
               Sole dispositive power               8,087,773

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CUSIP NO. 948849-104     Schedule 13D/A      Page 18 of 25

               Shared dispositive power                     0

      WFHLLC:

               Sole voting power                    8,087,773
               Shared voting power                          0
               Sole dispositive power               8,087,773
               Shared dispositive power                     0

      Janet Weis:

               Sole voting power                    8,132,411
               Shared voting power                          0
               Sole dispositive power               8,132,411
               Shared dispositive power                     0

      Michael Apfelbaum:

               Sole voting power                       27,064
               Shared voting power                  3,781,945*
               Sole dispositive power                   3,088
               Shared dispositive power             3,781,945*

      * Voting and dispositive power as to 3,781,945 shares shared with Susan Weis Mindel, Nancy Weis Wender and Ellen Weis Goldstein as co-trustees of the Claire Weis Trust.

      Sidney Apfelbaum:

               Sole voting power                    2,409,313
               Shared voting power                    165,614*
               Sole dispositive power               2,409,313
               Shared dispositive power               189,590*

      * Voting and dispositive power as to 18,000 shares shared with Mellon Financial Corporation, Mellon Bank, N.A. and Walter Zweifler as co-trustees of the Zweifler Family Trusts; voting and dispositive power as to 147,614 shares shared with Mellon Financial Corporation, Mellon Bank, N.A. and Lore Degenstein as co-trustees of the Lore Degenstein Trusts; and dispositive power as to 23,976 shares shared with Carole Apfelbaum, his wife.

CUSIP NO. 948849-104     Schedule 13D/A      Page 19 of 25

      Susan Weis Mindel:

               Sole voting power                      724,085
               Shared voting power                  2,766,131*
               Sole dispositive power                 724,085
               Shared dispositive power             2,766,131*

      * Voting and dispositive power as to 127,662 shares shared with Nancy Weis Wender and Ellen Weis Goldstein as co-trustees of the Janet Weis Trusts; voting and dispositive power as to 112,196 shares shared with her children as co-trustee of certain trusts for the benefit of such children; voting and dispositive power as to 627,836 shares shared with Michael Apfelbaum as co-trustees of one of the Claire Weis Trusts; and voting and dispositive power as to 1,898,437 shares shared with Michael Apfelbaum, Nancy Weis Wender and Ellen Weis Goldstein as co-trustees of one of the Claire Weis Trusts.

      Joel S. Mindel:

               Sole voting power                       12,150
               Shared voting power                          0
               Sole dispositive power                  12,150
               Shared dispositive power                     0

      Nancy Weis Wender:

               Sole voting power                      727,528
               Shared voting power                  2,653,935*
               Sole dispositive power                 727,528
               Shared dispositive power             2,653,935*

      * Voting and dispositive power as to 127,662 shares shared with Susan Weis Mindel and Ellen Weis Goldstein as co-trustees of the Janet Weis Trusts; voting and dispositive power as to 627,836 shares shared with Michael Apfelbaum as co-trustees of one of the Claire Weis Trusts; and voting and dispositive power as to 1,898,437 shares shared with Michael Apfelbaum, Susan Weis Mindel and Ellen Weis Goldstein as co-trustees of one of the Claire Weis Trusts.

CUSIP NO. 948849-104     Schedule 13D/A      Page 20 of 25


      Ellen Weis Goldstein:

               Sole voting power                      737,444
               Shared voting power                  2,736,317*
               Sole dispositive power                 739,727
               Shared dispositive power             2,736,317*

      * Voting and dispositive power as to 127,662 shares shared with Susan Weis Mindel and Nancy Weis Wender as co-trustees of the Janet Weis Trusts; voting and dispositive power over 4,555 shares shared with Joseph I. Goldstein; voting and dispositive power as to 77,627 shares shared with her children as co-trustees of certain trusts for the benefit of such children; voting and dispositive power as to 627,836 shares shared with Michael Apfelbaum as co-trustees of one of the Claire Weis Trusts; and voting and dispositive power as to 1,898,437 shares shared with Michael Apfelbaum, Susan Weis Mindel and Nancy Weis Wender as co-trustees of one of the Claire Weis Trusts.

      Joseph I. Goldstein:

               Sole voting power                        5,542
               Shared voting power                      4,555*
               Sole dispositive power                   5,542
               Shared dispositive power                 4,555*

      * Voting and dispositive power as to 4,555 shares shared with Ellen Weis Goldstein.

     Except for shares of Common Stock that each of the Reporting Persons beneficially owns directly (and not solely by virtue of such Reporting Person's position as manager of WFHLLC, as a trustee or co-trustee of a trust or charitable foundation or by virtue of such Reporting Person being deemed to be a member of the "group" described herein for purposes of the Exchange Act), each of the Reporting Persons disclaims beneficial ownership of the Common Stock described herein and this Schedule 13D/A shall not be construed as an admission that such Reporting Person is the beneficial owner of such shares of Common Stock.

     In addition, certain of the Reporting Persons share voting or dispositive power over certain shares of Common Stock with persons as described above in this Item 5(b) who are not Reporting Persons hereunder (the "Non-Reporting Persons"). The names, and jurisdictions of organization, if applicable, of the Non-Reporting Persons are:

     (i) Mellon Financial Corporation, a Pennsylvania corporation, and the parent holding company of Mellon Bank, N.A.

     (ii) Mellon Bank, N.A., a national banking association and co-trustee of the Zweifler Family Trusts and the Lore Degenstein Trusts.

     (iii) Walter Zweifler, an individual and co-trustee of the Zweifler Family Trusts.

CUSIP NO. 948849-104     Schedule 13D/A      Page 21 of 25

     (iv) Lore Degenstein, an individual and co-trustee of the Lore Degenstein Trusts.

     (v)       Carole Apfelbaum, an individual and the wife of Sidney Apfelbaum.

     The business addresses, or principal offices, of the Non-Reporting Persons are:

     (i) Mellon Financial Corporation, One Mellon Bank Center, Pittsburgh, Pennsylvania 15258.

     (ii) Mellon Bank, N.A., c/o Mellon Financial Corporation, One Mellon Bank Center, Pittsburgh, Pennsylvania 15258.

     (iii) Walter Zweifler, Lore Degenstein and Carole Apfelbaum: c/o 43 South Fifth Street, Sunbury, PA 17801.

     The principal occupation of the natural persons, and the principal business of the other persons, who are Non-Reporting Persons are:

     (i) Mellon Financial Corporation provides banking and other financial products and services.

     (ii)      Mellon Bank, N.A. provides banking and other financial services.

     (iii) Walter Zweifler's principal occupation is that of a business valuation expert.

     (iv)      Lore Degenstein's principal occupation is that of a homemaker.

     (v)       Carole Apfelbaum's principal occupation is that of a homemaker.

     To the knowledge of the Reporting Persons, none of the Non-Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     To the knowledge of the Reporting Persons, none of the Non-Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     To the knowledge of the Reporting Persons, the citizenship of each of the Non-Reporting Persons is the United States.

     (c) During the past 60 days, the Reporting Persons have not engaged in any transactions involving the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The limited partnership agreement of WFHLLP is set forth as Exhibit 99.5 hereto.

CUSIP NO. 948849-104     Schedule 13D/A      Page 22 of 25

      In connection with the engagement of SSB as financial advisor to the Reporting Persons relating to the subject matter of this Schedule 13D/A, Janet Weis has entered into an engagement letter agreement (the "Engagement Letter") with SSB. Pursuant to the Engagement Letter, SSB has agreed to perform such customary financial advisory and investment banking services as are reasonably requested in connection with a potential transaction (the "Transaction"), including the sale, transfer or other disposition of, or special dividend with respect to, all or a significant portion of the shares of Common Stock beneficially owned by Janet Weis and the Reporting Persons who become a party to the Engagement Letter and certain members of the families thereof. Janet Weis has agreed to use her reasonable best efforts to have the other Reporting Persons become parties to the Engagement Letter. SSB is entitled to receive fees for its services under the Engagement Letter as follows: (a) $250,000 promptly upon execution of the Engagement Letter; (b) $250,000 following successful completion of a proxy solicitation, action by written consent, negotiated settlement or other event pursuant to which designees of the Reporting Persons represent a majority of the Board of Directors of the Issuer; (c) an additional fee (the "Transaction Fee") determined by multiplying the total amount of cash and the fair market value (on the date of payment) of all other property paid or payable to the Reporting Persons who become parties to the Engagement Letter in respect of the shares of Common Stock held by them in connection with a Transaction (the applicable percentage will be based on the percentage premium of the transaction value on a per-share basis over a base price determined by the closing price on the New York Stock Exchange of the Common Stock on November 26, 1999, and will vary from 0.25% for premiums to the base price of 0% or less up to 0.75% for premiums to the base price of 40% or more); and (d) without duplication of the Transaction Fee, a fee of 0.25% of the value of any special dividend that is paid to the Reporting Persons. Amounts payable pursuant to clauses (c) or (d) of the preceding sentence will be reduced, without duplication, by any amounts previously paid under clauses (a) and (b) of the preceding sentence. Under the Engagement Letter, SSB is also entitled to reimbursement of its reasonable expenses, including reasonable fees and expenses of SSB's legal counsel in connection with the engagement of up to $10,000.

      Such Reporting Persons have also agreed to use reasonable efforts, subject to any fiduciary duties of such Reporting Persons, to cause Issuer to retain SSB as their exclusive financial advisor in connection with a review of strategic alternatives and the execution thereof, for which SSB would be entitled to receive a normal and customary fee from Issuer for such transaction in lieu of the payment by the Reporting Person of further fees under the Engagement Letter.

      In addition to the foregoing, the Reporting Persons who are parties to the Engagement Letter have also entered into a customary indemnification agreement with SSB in connection with SSB's engagement.

      The Nominees have entered into an indemnification agreement, dated November 30, 1999, with Janet Weis (the "Director Indemnity Agreement"). Pursuant to the Director Indemnity Agreement, Janet Weis, on behalf of WFHLP and WFHLLC (together, "Family Holdings"), agrees to indemnify and hold harmless each of the Nominees and their successors, assigns and personal representatives from and against any losses, expenses, claims or proceedings related to the

CUSIP NO. 948849-104     Schedule 13D/A      Page 23 of 25

agreement of the Nominees to serve as a Nominee and actions prior to such election that are made in pursuit thereof. Janet Weis also agrees pursuant to the Director Indemnity Agreement to retain counsel to defend the Nominees in any litigation brought as a result of the Nominees' agreement to serve as a Nominee and to pay all counsel fees and costs related to such defense.

      Except as set forth in this Item 6 and in Item 4 above, and for such contracts and agreements which are filed as exhibits hereto, the Reporting Persons have no contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

      Exhibit 99.1   Joint Filing Agreement

      Exhibit 99.2 Notice of Call of a Special Meeting of Shareholders and Intention to Present Business and Nominations

      Exhibit 99.3   Power of Attorney

      Exhibit 99.4   Press Release, dated November 30, 1999

      Exhibit 99.5 Limited Partnership Agreement of Weis Family Holdings, L.P., dated as of May 28, 1999 (incorporated by reference to Exhibit 2 of the Schedule 13D)

CUSIP NO. 948849-104     Schedule 13D/A      Page 24 of 25

                                   SIGNATURES

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  November 30, 1999


                                    WEIS FAMILY HOLDINGS, L.P.,

                                          By: WEIS FAMILY HOLDINGS, L.L.C.,
                                                its General Partner

                                                By:   /s/ Janet C. Weis
                                                      -------------------
                                                      Name: Janet C. Weis
                                                      Title:  Manager


                                    WEIS FAMILY HOLDINGS, L.L.C.,

                                          By:   /s/ Janet C. Weis
                                                -------------------
                                                Name: Janet C. Weis
                                                Title:  Manager



                                    /s/ Janet C. Weis
                                    -----------------------
                                    JANET C. WEIS



                                    /s/ Michael M. Apfelbaum
                                    ------------------------
                                    MICHAEL M. APFELBAUM



                                    /s/ Sidney Apfelbaum
                                    ------------------------
                                    SIDNEY APFELBAUM



                                    /s/ Susan Weis Mindel
                                    ------------------------
                                    SUSAN WEIS MINDEL



                                    /s/ Joel Mindel
                                    ------------------------
                                    JOEL MINDEL



                                    /s/ Nancy Weis Wender
                                    ------------------------
                                    NANCY WEIS WENDER

CUSIP NO. 948849-104     Schedule 13D/A      Page 25 of 25


                                    /s/ Ellen W. Goldstein
                                    ------------------------
                                    ELLEN WEIS GOLDSTEIN



                                    /s/ Joseph I. Goldstein
                                    ------------------------
                                    JOSEPH I. GOLDSTEIN